NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 9, 2025

Edwin Kim

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Generation Consumer Group, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed May 19, 2025 File No. 024-12580

Dear Mr. Kim:

This is in response to the letter of comment of the Staff dated June 3, 2025, relating to the captioned Offering Statement on Form 1-A of New Generation Consumer Group, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A

General

Comment No. 1: Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A (but note that the midpoint is used in Part I, Item 4 of Form 1-A). Please revise throughout your offering statement to ensure that you are consistent with your disclosure of the maximum offering amount. In particular, please revise the tabular disclosure on the cover page to clearly disclose the maximum primary and resale offering amounts as opposed to using a range. When fixing the maximum volume, please use the upper end of your price range in each instance. Additionally, please revise the table to include a separate additional line that discloses the total aggregate offering amount, which should include both the primary and resale maximum amounts.

Please be advised that the upper price from the price range has been applied throughout the disclosure. In addition, on the Cover Page, the table has been revised to include an additional line that discloses the total maximum amounts.

Comment No. 2: We note that the amount of resale shares being offered is up to 1,750,000,000 shares of common stock. Please explain how you are calculating the maximum volume of securities that are convertible and whether you are accounting for the interest on the Subject Convertible Notes. Please provide an illustration as to how these amounts were calculated, including a description of the conversion formula.

Please be advised that revisions to the disclosure have been made in the footnotes to the table on the Cover Page, in response to such comment.

Comment No. 3: Clarify whether and how the company and Mr. Jacob DiMartino will determine, and investors will know, if shares are being acquired from the company or the Selling Shareholders and whether the company will be offering shares on behalf of the selling shareholders.

Please be advised that, in light of recent telephone discussions between the undersigned and the Staff regarding the issue underlying such comment, the disclosure in the Selling Shareholders section has been slightly rearranged. In addition, disclosure relating to the delivery of the Offering Circular in sales made by the Selling Shareholders in market transactions has been added. It is contemplated that, by such delivery, the purchaser in a market transaction would know the shares were purchased from a Selling Shareholder, inasmuch as the Company will not be selling Offered Shares in market transactions. Because all other sale transactions involving Offered Shares will, per se, be directly between an investor and either the Company or a Selling Shareholder, no disclosure that states this actuality has been added.

Comment No. 4: Your disclosure indicates the minimum purchase requirement solely applies to the Company Offered Shares. Please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares, or revise to clarify that the minimum purchase requirements applies to all shares in the offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

Please be advised that, in response to such comment, the disclosure has been revised to provide that the minimum purchase requirements are applicable to the Company and to the Selling Shareholders.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely, NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: New Generation Consumer Group, Inc.

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